Exhibit 4.3

EXPORT PREPAYMENT AGREEMENT Nº G-0852/05

THIS EXPORT PREPAYMENT AGREEMENT (the “Agreement”) is made as of March 29, 2005 by and between:

VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), a company duly organized and validly existing under the laws of the Federative Republic of Brazil, having its principal place of business located at Alameda Santos, 1357 – 7º, São Paulo - SP, enrolled with the CNPJ/MF under number 60.643.228/0001- 21 (the “Borrower”); and

ABN AMRO Bank N.V., a financial institution duly organized and existing under the laws of The Netherlands, with its place of business in the city of Amsterdam (the “Bank”);

W I T N E S S E T H:

WHEREAS, the Borrower has, or will, enter into one or more export agreements, the performance of which shall be subject to the terms and conditions of this Agreement (such agreements being defined herein individually, as an “Export Agreement” and collectively, the “Export Agreements”), with the companies set forth on the schedules attached hereto (individually, an “Importer” and collectively, the “Importers”) and made a part hereof, entitled “Exhibit I” from time to time provided by the Borrower to the Bank, pursuant to which the Borrower will export goods,

WHEREAS, the Borrower’s sales of goods under the Export Agreements will be made through one or more shipments with the aggregate purchase price for such Goods being at least the amount set forth in the Exhibit I (the purchase price to be paid for any shipment of Goods by each Importer concerned being referred to herein as the “Purchase Price” for that shipment, and the aggregate of those Purchase Prices being referred to herein as the “Aggregate Purchase Price”);

WHEREAS, in connection with these export transactions, the Borrower has requested the Bank to establish a facility in the aggregate principal amount of up to US$ 50,000,00.00 (fifty million United States Dollars) (the “Facility”) to be disbursed in one ore more advances, such advance or advances to constitute an “anticipated payment of future exports” in accordance with Circular 2231, dated September 25, 1992, as modified from that date and with the electronic registration of the relevant terms and conditions of this Agreement through Module Registry Financial Transaction(Módulo Registro de Operação Financeira – ROF) of the Data System of the Central Bank of Brazil – SISBACEN, under number TA331696 (such advance or advance being referred to herein as the “Advance”); and

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WHEREAS, in order to satisfy its obligations hereunder, the Borrower(s shall instruct the Importer(s) concerned, upon the negotiation of the shipping documents relating to a shipment of Goods under each Export Agreement, to make payment thereof by forwarding the Purchase Price for the shipment to the Bank in accordance with the terms of this Agreement;

NOW THEREFORE, in consideration of the premises set forth herein, the Bank and the Borrower (referred to collectively herein as the “Parties”) hereby agree as follows:

1.      THE ADVANCE

1.1.      The Bank, upon the terms and subject to the conditions hereof, agrees to make the Facility available to the Borrower, such Facility to be disbursed in one or more Advances within the period of 10 days from the date hereof. To effect each Advance, the Bank shall forward the amount thereof to that account at ABN AMRO Bank N.V., New York Branch, CHIPS 0958, account number 673.001.211.441 designated “Banco ABN AMRO Real S.A.- Brazil” for the account of the Borrower. The Borrower shall deliver to the Bank promissory notes substantially in the form of Exhibit II hereto (the “Notes”) executed by the Borrower on each date of disbursement of each Advance (the “Disbursement Date”) made under this Agreement.

1.2.      The purpose of the Advance or the Advances is to provide financing to the Borrower in accordance with the applicable regulations of the Central Bank of Brazil.

1.3      The Borrower shall advise the Bank of those Export Agreements which the Borrower intends to allocate and make subject to this Agreement in existence on the date hereof and shall thereafter advise the Bank following the date hereof of any further agreements it wishes to allocate to this Agreement. The Borrower may request the authorization of the Bank to enter into Export Agreements with importers other than the Importer(s). If the Bank shall approve such designation in writing each such substitute importer shall also be deemed to be an “Importer” hereunder.

2.      REPAYMENT.

2.1.      The Parties hereby agree that, without limiting the liability of the Borrower hereunder and under the Notes, the primary mechanism for the repayment of each Advance to the Bank shall be the delivery to the Bank of the Purchase Price for each shipment of Goods made by the Borrower pursuant to each Export Agreement. The Borrower hereby unconditionally and irrevocably transfers assigns and sets over to the Bank all of its right, title and interest to receive the payment of all amounts due from each Importer under each of the Export Agreements. For purposes of this Agreement, each shipment of Goods, which is made pursuant to an Export Agreement shall be referred to as a “Covered Shipment.”

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2.2.      As to each Covered Shipment, the Parties agree to proceed as follows:

(a)      In order for a shipment of Goods to become a Covered Shipment, such shipment must occur during the shipment period beginning on the day which is not later than 6 months after the first Disbursement Date and ending on the day which is not later than 1 month after the first Disbursement Date the “Eligible Shipment Period”). Upon making any shipment of Goods under each Export Agreement during the Eligible Shipment Period, the Borrower shall notify Banco ABN AMRO Real S.A. in São Paulo (the “Exchange Bank”) that such shipment shall constitute a Covered Shipment hereunder, and shall provide to the Exchange Bank the following information and documentation with respect to such shipment: (x) the number of the “despacho aduaneiro” and the number of the “registro de exportação”; (y) copies of the shipping documents; and (z) any draft or other payment document to be executed by the Importer concerned. All shipping documents shall be delivered to the Bank within 15 days after the Date of Shipment. For purpose of this Agreement, the term “Date of Shipment” shall be the date of shipment, which appears on the relevant shipping, documents for a Covered Shipment.

(b)      The Borrower shall irrevocably instruct each Importer receiving a Covered Shipment to direct payment to the Bank, by crediting the collection account No. 44.84.11.490 at ABN AMRO Bank N.V., Amsterdam, in United States Dollars, free and clear of set-off or counterclaim (the “Collection Account”), in the name of the Bank, that amount of United States Dollars corresponding to the Purchase Price for each Covered Shipment, according to Exhibit III. Any remaining amount of the Collection Account shall be released by the Bank to the Borrower.

(c)      Provided that such payment is received in the Collection Account not later than the relevant Repayment Date (as hereinafter defined), the Bank shall, on the Repayment Date, credit such payment against the Advance.

2.3.      The Borrower hereby promises to repay the Advance or Advances in 9 (nine) equal installments on the respective dates (each one a “Repayment Date”), as set forth below:

Installment No.	Repayment Date	Principal Amount

1	03/03/2010	US$5,555,555.55
2	06/01/2010	US$5,555,555.55
3	08/30/2010	US$5,555,555.55
4	11/29/2010	US$5,555,555.55
5	02/28/2011	US$5,555,555.55
6	05/27/2011	US$5,555,555.55
7	08/25/2011	US$5,555,555.55
8	11/23/2011	US$5,555,555.55
9	02/21/2012	US$5,555,555.55

2.4.      The Borrower may prepay all or a portion of any Advance at any time or from time to time, without penalty, costs or additional expenses, which prepayment shall in each case, be made together with accrued and unpaid interest on the principal amount, provided;

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(a)

the Borrower shall inform the Bank, in writing, three days prior to such prepayment, and such notice of prepayment shall specify the amount of the Advance being prepaid and each partial prepayment shall be applied to the outstanding Advances in the inverse order of maturity;

(b)	such prepayment is to be made on any Interest Payment Date;

(c)	the Borrower has obtained all necessary and advisable governmental consents (including approval from the Central Bank of Brazil) required for purposes of making such prepayment; and

d)

the Borrower shall be responsible for any and all other reasonable penalty or costs incurred by the Bank by virtue of such prepayment it being understood that if the Borrower is in compliance with (a-c) there shall be no additional penalty, costs or additional expenses.

2.5.      The Borrower hereby agrees that the payment mechanism herein described shall in no respect limit the liability of the Borrower for all principal of and interest on the Advances and all other amounts due and owing hereunder and under the Notes and such payment mechanism shall in no respect limit the ability of the Bank to demand payment under the Notes and this Agreement on the Repayment Date. If, as of any Repayment Date, any of the principal amount of the Advances and/or any interest thereon shall remain outstanding and payment therefore shall not have been received through the payment mechanism described herein, or if at any time any such payment of such principal or interest shall be rescinded or the Bank shall be required to refund or disgorge any such payment, the Bank in its sole discretion may require that the Borrower make payment of such amounts in United States Dollars directly to the Bank. Such payments shall be made to the Bank to the Collection Account.

3.      INTEREST.

3.1.      “Interest Period” shall mean in relation to each Advance, (a) up to the first Repayment Date, each time period of 6 (six) months commencing on and including the Disbursement Date corresponding to such Advance; and (b) thereafter, each time period of 3 (three) months commencing on and including the First Repayment Date and ending on but excluding the date which is the last Repayment Date.

3.2.      “Interest Rate” for each Interest Period shall mean LIBOR plus the applicable Margin.

3.3.      “Margin” shall mean 1.5000 p.a. (one point five percent per annum).

3.4.      “LIBOR” shall mean, for any Interest Period, an interest rate per annum determined on the basis of the London interbank offered rate for deposits in Dollars for a period of time comparable to the relevant Interest Period, shown on the display page designated British Bankers Association Interest Settlement Rates, “LIBOR 01” Page, on the Reuters screen or such other page as may replace that page in that service, at approximately 11:00 a.m., London time, 2 (two) Business Days prior to the first day of such Interest Period.

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In the event that such rate does not appear on such LIBOR 01 Reuters screen page, or such other page as may replace that page in that service, then LIBOR shall be the arithmetic mean (expressed as an annual rate and rounded upwards, if necessary, to the nearest 1/16 of 1%) of the rates quoted at approximately 11:00 a.m. London time by 3 (three) leading banks, chosen by the Bank and agreed by the parties hereto as the rate at which deposits in Dollars are offered to such Banks by prime banks, in the London interbank market for a period of time comparable to the relevant Interest Period, at approximately 11:00 a.m. 2 (two) Business Days prior to the first day of such Interest Period. If the Borrower does not agree with the LIBOR quoted by the Bank, the Bank shall have no obligation to make the disbursement related to the Advance or if the Advance has already been made, the rate will be reasonably determined by the Bank.

3.5.      Interest shall be calculated on the basis of a year of 360 days for the actual number of days elapsed (including the first day, but excluding the last day). Accrued interest shall be due and payable in arrears upon any payment of the Advance and on each applicable Interest Payment Date by crediting the Collection Account. For that purpose, the Borrower shall irrevocably instruct the Importers receiving a Covered Shipment to effect payments to the Collection Account to cover the interest amount due to the Lender. Such amounts shall be credited by the Importers in amount sufficient to pay the interest due at least 90 (ninety) days before each Interest Payment Date. Any remaining amount of the Collection Account shall be released by the Bank to the Borrower. “Interest Payment Date” shall mean the last day of each Interest Period.

3.6.      Interest on the principal amount of any Advance made hereunder or under the Notes not paid when due any other amount due and payable under this Prepayment Agreement that is past due (whether at any Repayment Date, by acceleration or otherwise) shall, to the extent permitted by law, bear interest from the date such amount is due until such amount is paid in full at the per annum rate that is the then applicable Interest Rate plus 1%(one percent).

4.      PAYMENTS AND COMPUTATIONS.

4.1.      The Borrower shall make, and shall instruct each Importer to make, each payment hereunder and under any instrument delivered hereunder not later than 12:00 noon (New York City time) on the day when due in lawful money of the United States (in freely transferable and in immediately available United States dollars) to the Bank, to the Collection Account. 4.2. All computations of interest shall be made by the Bank on the basis of a year of 360 days for the actual number of days occurring in the period for which such interest is payable.

4.3.      Whenever any payment to be made hereunder or under any instrument delivered hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day (subject to the definition of Interest Period as above provided), and such extension of time shall, in such case, be included in the computation of payment of interest; provided, however, that if such extension would cause such payment to be made in a new calendar month, such payment shall be made on the next preceding Business Day. For the purposes of this Agreement, Business Day means a day on which banks are open for business in the city of New York and London.

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5.      CONDITIONS PRECEDENT TO THE ADVANCE.

5.1.      The obligation of the Bank to make the Advance is subject to the conditions precedent that it shall have received on or before the first date of disbursement the following documents, each dated on or before such day, in form and substance satisfactory to the Bank:

(i)

certified copies of the resolutions of the board of directors or equivalent body of the Borrower approving this Agreement and the Notes, and of all documents evidencing other necessary corporate or other action;

(ii)

Certificates of the Secretary or an Assistant Secretary or other appropriate officer of the Borrower certifying the names and true signatures of the officers of the Borrower duly authorized to sign this Agreement and the other documents to be delivered by it hereunder;

(iii)	an evidence of the electronic registration (Registro de Operação Financeira – ROF) of the Data System of the Central Bank of Brazi– SISBACEN under number TA331696;

(iv)	a Note evidencing the principal amount of the Advance plus accrued interest thereon;

(v)	any all guarantees or security documents duly executed in manner satisfactory to the Bank;

(vi)	three Business Days’ prior written irrevocable notice of borrowing, substantially in the form of Exhibit IV hereto.

(vii)	such other approvals, opinions, or documents as the Bank may reasonably request.

(viii)	the representations and warranties contained in Section 9 of this Agreement are true and correct on and as of the date of such Advance as though made on such date, and

(ix)

no event has occurred and is continuing, or would result from the  Advance, which constitutes an Event of Default or would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

5.2.      The obligation of the Bank to make further disbursements is subject to the conditions precedent that it shall have received on or before the date of disbursement the following documents, each dated on or before such day, in form and substance satisfactory to the Bank:

(i)	a Note evidencing the principal amount of the Advance plus accrued interest thereon;

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(ii)	three Business Days’ prior written irrevocable notice of borrowing; and

(iii)	such other approvals, opinions, or documents as the Bank may reasonably request.,

(iv)	the representations and warranties contained in Section 9 of this Agreement are true and correct on and as of the date of such Advance as though made on such date, and

6.      TAXES

6.1.      All payments to be made by the Borrower to the Bank hereunder shall be made free and clear of, and without deduction for, or on account of, any present or future taxes, levies, duties, imposts, deductions, charges or withholdings and all liabilities with respect thereto, excluding taxes imposed on the overall net income of the Bank (all such non-excluded taxes, levies, etc. to be referred to generally as “Taxes”) tax unless the Borrower is required to make such a payment subject to the deduction or withholding of Taxes, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, the Bank receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding of taxes been made or required to be made. The Borrower shall deliver to the Bank within thirty (30) days after payment, an original receipt evidencing payment of any Taxes required to be withheld or paid.

6.2.      Without prejudice to the provisions of Section 6.1, if the Bank is required to make any payment on account of any Taxes, the Borrower shall, upon demand of the Bank, promptly indemnify the Bank against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

7.       INCREASED COSTS. If by reason of (i) any change in law, decree, rule or regulation or in the interpretation or administration thereof and/or (ii) compliance with any request from or requirement of any central bank or other fiscal, monetary or other authority (including, without limitation, a request or requirement which affects the manner in which the Bank is required to or does maintain capital resources having regard to the Bank’s obligations hereunder and to amounts owing to it hereunder) and/or (iii) no disbursements under this Agreement be made by any reason whatsoever:

(a)	the Bank incurs a cost as a result of the Bank’s having entered into and/or performing its obligations under this Agreement and/or assuming or maintaining a commitment under this Agreement;

(b)	the Bank becomes liable to make any payment on account of any Taxes calculated by reference to the amount of the Advance and/or to any sum received or receivable by it hereunder;

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(c)

then the Borrower shall, from time to time on demand of the Bank, promptly pay to the Bank amounts sufficient to indemnify it against, as the case may be, but in any event without duplication, such cost or such liability.

8.       ILLEGALITY. If, after the date of this Prepayment Agreement, the introduction of, or any change in, any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof or compliance by the Bank with any request or directive (whether or not having the force of law) of any such authority shall make it unlawful or impossible for the Bank to make, maintain or fund the Advance, and after the Bank has made reasonable efforts to make, maintain or fund the Advance using other alternatives such as lending offices in other jurisdictions, the Bank forthwith shall so notify the Borrower in writing, whereupon the obligation of the Bank to make or maintain the Advance shall be terminated. Upon receipt of such notice, the Borrower shall prepay in full the then outstanding principal amount of the Advance, together with accrued interest thereon, on the shorter of either (a) the last day of Interest Period applicable thereto or (b) within sixty-six (60) Business Days, provided that the Borrower has obtained all necessary and advisable required governmental consents (including approval from the Central Bank of Brazil).

9.      REPRESENTATIONS AND WARRANTIES OF THE BORROWER. The Borrower hereby represents and warrants to the Bank as follows:

(a)

It is a company duly organized, validly existing and in good standing under the laws of Brazil and duly registered with the “Departamento do Comércio Exterior - Decex”, as eligible to receive the Advance.

(b)

its execution, delivery and performance of this Agreement and all documents to be delivered by it hereunder are within its corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) its charter or by-laws or (ii) any law or any contractual restriction binding on or affecting it.

(c)

No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance thereby of this Agreement (except that the Borrower shall have to file an exchange contract application through a bank authorized to operate in the exchange market in Brazil whenever it shall pay interest to the Bank hereunder).

(d)

This Agreement is, and each document to be delivered by it hereunder or in connection herewith will be, its legal, valid and binding obligation, enforceable against it in accordance with the terms thereof, and such obligation ranks at least pari passu in all respects with all other of its obligations.

(e)

It has furnished to the Bank its consolidated balance sheet and statement of income, stockholders’ equity and cash flows as of and for the fiscal year ended 2003. Such consolidated financial statements are complete and correct, and fairly present the Borrower’s consolidated financial condition and the results of its operations and cash flows as of such dates and for such periods in accordance with Brazilian GAAP and since December 31, 2004, there has been no development or event that has had or could reasonably be expected to have a Material Adverse Effect.

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(f)

There is no pending or threatened action or proceeding affecting it or any of its subsidiaries or Affiliates before any court, governmental agency or arbitrator, which may materially adversely affect its consolidated financial condition or operations.

(g)

Neither it or any of its property has any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise) under the laws of the jurisdiction of its organization.

(h)

There is no tax, levy, impost, duty, deduction, charge or withholding imposed by Brazil or any political subdivision thereof either (i) on or by virtue of the execution or delivery of this Agreement, the Notes or any other document to be furnished hereunder or (ii) on any payment to be made pursuant to this Agreement or the Notes. To the extent that in the future any Brazilian statutory withholding tax on each payment of interest hereunder is required to be paid, such tax shall be borne by the Borrower.

(i)

In any proceedings taken in Brazil in relation to this Agreement or the Notes the Borrower will not be entitled to claim for itself, or any of its assets, immunity from suit, execution, attachment or other legal process.

(j)

In any proceedings taken in Brazil in relation to this Agreement or the Notes, the choice of the law of the State of New York as the governing law of this Agreement and the Notes and any judgment obtained in the Courts of New York will be recognized and enforced.

(k)

All acts, conditions and things required to be done, fulfilled and performed in order (a) to enable the Borrower to lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by the Borrower in this Agreement and Notes, (b) to ensure that the obligations expressed to be assumed by it in this Agreement and the Notes are legal, valid and binding, (except that a certified translation into Portuguese of the Agreement and the Notes is required to be filed with a competent Registry of Deeds in Brazil in order to ensure the legality, validity and binding effect of this Agreement and the Notes) and (c) to make this Agreement and the Notes admissible in evidence in Brazil, have been done, fulfilled and performed.

(l)

Under the laws of Brazil in force at the date hereof, it is not necessary that this Agreement or the Notes be filed, recorded or enrolled with any court or any other authority in Brazil or that any stamp, registration or similar tax be paid on or in relation to the Agreement or the Notes; except that a certified translation into Portuguese of this Agreement and the Notes is required to be filed with a competent Registry of Deeds in Brazil in order to ensure the legality, validity and binding effect of this Agreement and the Notes.

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10.     FINANCIAL INFORMATION.

10.1.      So long as any amount shall remain owing to the Bank under this Agreement or Notes, the Borrower shall from time to time on the request of the Bank, furnish the Bank with such information about the business and consolidated financial condition of the Borrower as the Bank may reasonably request.

10.2.      So long as any amount shall remain owing to the Bank under this Agreement or the Notes, the Borrower will ensure that:

(i)

each set of consolidated financial statements delivered by it pursuant to this Agreement is prepared on the same basis as was used in the preparation of the consolidated financial statements originally presented to the Bank and in accordance with accounting principles generally accepted in Brazil and consistently applied (subject to normal year-end audit adjustments, in the case of the financial statements required to be delivered pursuant to Section 10.2(ii) above); and

(ii)

each set of consolidated financial statements delivered by it pursuant to this Agreement is certified by a duly authorized officer of the Borrower as fairly and accurately presenting the consolidated financial condition of the Borrower as at the end of the period to which those consolidated financial statements relate and of the results of its operations during such period.

11.      COVENANTS. So long as any amount shall remain owing to the Bank under this Agreement or the Notes, the Borrower shall:

(i)

obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorizations, approvals, licenses and consents required in or by the laws and regulations of Brazil to enable it lawfully to enter into and perform its obligations under this Agreement, the Notes and the Export Agreements or to ensure the legality, validity, enforceability or admissibility thereof in evidence in Brazil;

(ii)

promptly upon receipt of each Advance, enter into and perform its obligations under the currency exchange agreement, on terms and subject to conditions approved by the Bank, with the Exchange Bank pursuant to which the Borrower sells the dollars represented by the Advance to, and receives Brazilian currency in respect thereof from, the Exchange Bank and procure that such currency exchange agreement is promptly registered as a “Pagamento Antecipado de Exportação” with the Central Bank of Brazil;

(iii)

allocate Export Agreements to this Agreement having an Aggregate Purchase Price and such shipment and payment dates as will ensure that, and procure the payment of the proceeds thereunder to the Bank so that, on each Repayment Date and on each Interest Payment Date there are funds standing to the credit of the Borrower at least equal to the amount of each Advance plus accrued interest due for payment by the Borrower on the respective Repayment Date;

(iv)	For Export Agreements allocated to this Agreement, issue to each Importer an irrevocable direction to pay the Purchase Price under each Export Agreement to Bank;

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(v)	deliver to the Exchange Bank all export documentation relating to each Export Agreement;

(vi)

perform all of its obligations under each Export Agreement; and ensure that, at all times, the claims of the Bank hereunder and under the Notes rank, at least pari passu with the claims of all of its unsecured creditors, except those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other laws of similar application.

12.      EVENTS OF DEFAULT. If any of the following events (each an “Event of Default”) shall occur and be continuing:

(a)

The Borrower shall fail to pay any sum due under this Agreement or under the Notes when and as due, shall fail to provide instructions to the Importers as required pursuant to this Agreement or shall fail to observe or perform any of its other covenants or obligations hereunder or under the Notes; or

(b)	The Borrower shall fail to export Covered Shipments with an Aggregate Purchase Price of at least the amount of each Advance by the end of the shipment periods set forth in Exhibit I hereto; or

(c)	Any representation or warranty made by the Borrower under or in connection with this Agreement or the Notes shall prove to have been incorrect when made; or

(d)

Any proceeding shall be instituted by or against the Borrower or any of its subsidiaries seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property; or the Borrower or any of its subsidiaries shall take any corporate action to authorize any of the actions set forth above in this subsection (d); or

(e)

Any default or event of default shall occur or be continuing under any agreement, instrument or other document of the Borrower evidencing Indebtedness (as defined below) and such default or event of default may allow the Bank to cause the acceleration of such Indebtedness and shall not have been waived. For purposes of this paragraph (e) “Indebtedness” shall mean any indebtedness for borrowed money which is payable or may be paid (i) in any currency and (ii) to any person resident or having its principal place of business in any country;

(f)

The Borrower ceases to be involved in (i) the business of producing pulp and paper and/or other related products and (ii) other lines of business that are related or incidental to the business described under clause (i) of this definition.

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(g)	there shall occur any change in the ownership of the Borrower from that existing on the date hereof;

(h)

The Borrower repudiates any of its obligations under this Agreement or the Notes or it becomes unlawful for the Borrower to perform any of its obligations or covenants under this Agreement or the Notes or any governmental approval, permit, registration or authorization necessary for the Borrower to perform such obligations or covenants shall fail to be obtained or shall cease to be in full force and effect;

(i)

Any Importer shall fail to remit amounts due under an Export Agreement to the Bank or any allocated Export Agreement shall cease to be in full force and effect or in default which results in the Advance or accrued interest not being repaid after the applicable grace period ; or

(j)

An extraordinary event shall occur, including, without limitation, any material adverse change in the business or financial condition or operations of the Borrower, which in the judgment of the Bank indicates that the Borrower may not, or may be unable to, perform or observe, in the normal course, its obligations under this Agreement and the Notes; then, and in such event, the Bank may, by notice to the Borrower, (i) declare its obligation to make the Advance terminated, whereupon the same shall forthwith terminate, and/or (ii) declare, upon notice to the Borrower, the Advances, the Notes, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Borrower shall be obligated forthwith to make payment of the Advances, the Notes, all such interest and all such other amounts without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

(k)

The Debt Service Coverage Ratio as of the end of any fiscal quarter of VCP shall be less than 1.30 (it being understood that such ratio shall not be calculated until the delivery of the consolidated financial statements referred to in Section 10, but that any related Event of Default shall be considered to have begun as of the last day of the relevant fiscal quarter);

(l)

The Net Debt to EBITDA Ratio as of the end of any fiscal semester of VCP shall exceed 3.00 (it being understood that such ratio shall not be calculated until the delivery of the consolidated financial statements referred to in Section 10, but that any related Event of Default shall be considered to have begun as of the last day of the relevant fiscal semester);

(m)

The Debt to Total Capitalization Ratio as of the end of any fiscal semester of VCP shall exceed 0.70 (it being understood that such ratio shall not be calculated until the delivery of the consolidated financial statements referred to in Section 10, but that any related Event of Default shall be considered to have begun as of the last day of the relevant fiscal semester);

For the purposes herein,

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“Affiliate” means any person that, directly or indirectly, is in control of, is controlled by or, is under common control of the Borrower;

 “Brazilian GAAP” means the accounting principles prescribed by Brazilian corporate law (Lei de Sociedades Anônimas);

“Capital Lease Obligations” means the obligations of the Borrower to pay rent o rother amounts under any lease of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on the balance sheet of the Borrower;

 “Cash Equivalents” means any of the following: (a) readily marketable direct obligations of the government of the United States of America or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the government of the United States, (b)insured certificates of deposit of or time deposits with the Lenders or a member of the Federal Reserve System, which issues (or the parent of which issues) commercial paper rated as described in clause (c), is organized under the laws of the United States of America or any State (or the District of Columbia) thereof and has combined capital and surplus of at least US$1,000,000,000, (c) commercial paper in an aggregate amount of no more than US$10,000,000 per issuer outstanding at any time, issued by any corporation organized under the laws of any State (or the District of Columbia) of the United States of America and rated at least  “Prime-1” (or the then equivalent grade) by Moody’s and “A-1” (or the then equivalent grade) by S&P, or (d) other investments considered as cash equivalents under Brazilian GAAP;

“Debt Service Coverage Ratio” means, as of the last day of any fiscal quarter of VCP, the ratio (expressed as a decimal) of: (a) the sum of: (i) EBITDA for the four consecutive fiscal quarters ending on such day plus (ii) the amount of cash on VCP’s consolidated balance sheet as of such day plus (iii) the sum of, for each marketable security (including Cash Equivalents) on VCP’s consolidated balance sheet as of such day, the lower of: (A) the face value and (B) the market value of such marketable security as of such day, to (b) the amount of Total Debt that is scheduled to mature during the four consecutive fiscal quarters after such day plus the actual Interest Expense incurred during the four consecutive fiscal quarters ending on such day. For the purpose of clarification, the calculation of Debt Service Coverage Ratio (and all components thereof) shall be made using Brazilian GAAP;

EBITDA” means, during any period, the total earnings of VCP (on a consolidated basis) before income taxes, Interest Expense, depreciation and amortization during such period, eliminating from the calculation of such earnings: (a) any net income or gain (or net loss), net of any tax effect, during such period from any extraordinary items, (b) any interest income during such period, (c) gains or losses during such period on the sale of Property (other than the sale of inventory in the ordinary course of business), (d) any other extraordinary non-cash items deducted from or included in the calculation of pre-tax net income for such period (other than items that will require cash payments and for which an accrual or reserve has been, or is required by GAAP to be, made), (e) the EBITDA for such period of any Subsidiaries or other Property disposed of or discontinued during such period and (f) any net income or gain (or net loss) on any foreign exchange transactions or net monetary positions;

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“Interest Expense” means, for any period, interest (or similar) expense on the Debt of VCP (on a consolidated basis), including (without duplication): (a) fees (including commitment fees and insurance premiums), (b) net payments under any interest rate protection agreement or other hedging agreement, (c) the interest portion of any deferred payment obligations, d) all fees and charges owed with respect to letters of credit or performance or other bonds, e) all accrued or capitalized interest, (f)any amortization of debt discount and (g) all but the principal component of payments relating to Capital Lease Obligations;

“Net Debt” means Total Debt of VCP as of such day minus the sum of: (a) the aggregate amount of cash on its consolidated balance sheet as of such day plus (b) the sum of, for each marketable security (including Cash Equivalents) on VCP’s consolidated balance sheet as of such day, the lower of: (i) the face value and (ii) the market value of such marketable security as of such day. For the purpose of clarification, the calculation of Net Debt (and all components thereof) shall be made using Brazilian GAAP;

 “Net Debt” to EBITDA Ratio” means, the ratio (expressed as a decimal) of (a) Net Debt as of such date to (b) EBITDA for the two most recent fiscal semesters preceding such date. For the purpose of clarification, the calculation of Net Debt to EBITDA Ratio (and all components thereof) shall be made using Brazilian GAAP;

“Total Debt” means, with respect to VCP (determined without duplication): (a) all Indebtedness for borrowed money, (b) all obligations for the deferred purchase price of property or services (other than trade payables (whether payable to Affiliates or third parties) incurred in the ordinary course of business, but only if and for so long as such trade payables remain payable on customary trade terms, and accrued expenses incurred in the ordinary course of business), (c) all obligations evidenced by notes, bonds, debentures or other similar documents, (d) all obligations, contingent or otherwise, in connection with any securitization of any products, receivables or other property, (e) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or the lender under such agreement in the event of default are limited to repossession or sale of such Property), (f) all capital lease obligations and similar obligations under “synthetic leases”, (g) all obligations, contingent or otherwise, in respect of acceptances, letters of credit, financial guaranty insurance policies or similar extensions of credit (excluding trade payables to the extent excluded from clause (b)), (h) all obligations to redeem, retire, defease or otherwise make any payment in respect of any capital stock, (i) all net obligations in respect of any interest rate protection agreement or any currency swap,  cap or collar agreement or similar arrangement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies (but without regard to any notional principal amount relating thereto), (j) all Debt that is guaranteed by VCP and (k) all Debt referred to in clauses (a) through (j) secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any lien on property even though VCP has not assumed or become liable for the payment of such Debt;

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“VCP” means Votorantim Celulose e Papel S.A.;

then the Bank may, at its sole option and discretion, (A) take possession of those of the Goods which have therefore not been shipped by the Borrower and/or (B) demand that the Borrower make payment with respect to any or all amounts due and payable as specified by the Bank by delivering Goods (with an invoice value at least equal to the amount due and payable as specified by the Bank) to the Bank or any Affiliate designed thereby, with such delivery to be made at Borrower’s principal offices as identified  above. The Bank may thereupon take such steps as may reasonable to sell, assign or otherwise transfer those Goods (either directly or through any Affiliate thereof, as applicable), with proceeds of such sale, assignment, or transfer to be applied in total or partial satisfaction of the Borrower’s obligations under this Agreement and the Notes. The Borrower shall remain liable to the Bank for any such obligations, which are not satisfied by the said proceeds. This remedy shall be in addition to, and not in limitation of, any other remedy which may be available to the Bank under this Agreement or under applicable law.

13.      INDEMNITY. The Borrower agrees to indemnify the Bank against: (i) any cost (including, without limitation, any breakage costs), claim, loss, expense or liability, together with any taxes, duties or levies in respect thereof, which the Bank may sustain or incur as a consequence of the occurrence of any Event of Default or any default by the Borrower in the performance of any of its obligations hereunder or under the Notes; and (ii) any loss (including, without limitation, any reemployment loss), cost (including, without limitation, any breakage cost) or expense the Bank may suffer as a result of its funding or hedging the Advance requested by the Borrower hereunder but not made by reason of the operation of any one or more of the provisions hereof or the payment by the Borrower of any amount due in respect of the Advance on a date other than a Business Day in the calendar month in which the respective Repayment Date is scheduled.

13.      COSTS AND EXPENSES.

13.1.      The Borrower may , from time to time on written demand of the Bank and upon submission of relevant and reasonable proof, reimburse the Bank for all costs and expenses (including, court costs and attorneys’ fees) together with any taxes, duties or levies in respect thereof incurred in connection with the preservation and/or enforcement of any of its rights under this Agreement and the Notes.

13.2.      The Borrower shall pay all stamp, registration and other taxes to which this Agreement or the Notes or any judgment given in connection therewith is or at any time may be subject and shall, from time to time on demand, indemnify the Bank against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax, duty or levy.

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14.      CURRENCY OF ACCOUNT AND PAYMENT.

14.1.      The United States dollar is the currency of account and payment for each and every sum at any time due from the Borrower hereunder; provided that: each payment in respect of costs and expenses shall be made in the currency in which the same were incurred.

14.2.      If any amount payable by the Borrower under this Agreement or the Notes or under any order or judgment given or made in relation thereto has to be converted from the currency (the “first currency”) in which the same is payable thereunder or under such order or judgment into another currency (the “second currency”) for the purpose of (i) making or filing a claim or proof against the Borrower, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made with respect thereto, the Borrower shall indemnify and hold harmless the Bank from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Bank may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

15.      BENEFIT OF AGREEMENT. This Agreement shall be binding upon and inure to the benefit of each party hereto and its or any subsequent successors and assigns.

16.      ASSIGNMENTS.

16.1.      Except as provided herein, the Borrower may not assign or otherwise transfer all or any part of its respective rights or obligations under this Agreement and the Notes without the prior written consent of the Bank.

16.2.      With Prior written notice to the Borrower, the Bank may assign in whole and in part its rights and obligations under this Agreement and the Notes, provided, however, that such assignment does not increase the overall cost hereunder to the Borrower, in any way whatsoever.

18.      REMEDIES AND WAIVERS. No failure by the Bank to exercise, nor any delay by the Bank in exercising, any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement and the Notes are cumulative and not exclusive of any rights or remedies provided by law.

19.      PARTIAL INVALIDITY. If, at any time, any provision hereof or of the Notes is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions thereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

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20.      NOTICES.

20.1.      Each communication to be made hereunder shall be made in writing but, unless otherwise stated, may be made by telex, facsimile or letter.

20.2.      Any notice or other communication given in connection herewith to the Bank shall be sent to the Bank by hand delivery, by mail (postage prepaid), or by telefax, as follows: if by mail to ABN AMRO Bank N.V. - Amsterdam, Gustav Mahlerlaan,10 - 1082 PP - Amsterdam, if by telefax, to (3120) 628.1286 attn to RUUD FARENHORST ,or in such manner or at such address or telefax designation as the Bank gives the Borrower notice of in the fashion provided herein. Any notice, confirmation from, or other communication given in connection herewith by the Bank may be sent to the Borrower by hand delivery, by mail (postage prepaid), or by telefax, as follows: if by mail to FINANCIAL DEPARTMENT, and, if by telefax, to 0 55 xx 11 3269-4165.

21.      LAW. This Agreement shall be governed by and shall be construed in accordance with, the laws of the State of New York without giving effect to the choice of law rules of the State of New York.

22.      JURISDICTION.

22.1.      The Borrower hereby irrevocably agrees that the courts of the State of New York and the courts of the United States of America in New York shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and the Notes and, for such purposes, irrevocably submits to the jurisdiction of such courts.

22.2.      The Borrower hereby irrevocably waives any objection which it might now or hereafter have to the courts referred to in Section 22.1 being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and the Notes and agrees not to claim that any such court is not a convenient or appropriate forum.

22.3.      The submission to the jurisdiction of the courts referred to in Section 23.1 shall not (and shall not be construed so as to) limit the right of the Bank to institute proceedings against the Borrower in any other court of competent jurisdiction.

22.4.      The Borrower hereby consents generally in respect of any legal action or proceeding arising out of or in connection with this Agreement and the Notes to the giving of any relief or the issue of any process in connection with such action or proceeding including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such action or proceeding.

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23.5.      To the extent that the Borrower may in any jurisdiction claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), the Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction and, in particular, to the intent that in any proceedings taken in New York the foregoing waiver of immunity shall have effect under and be construed in accordance with the United States Foreign Sovereign Immunities Act of 1976. IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

VOTORANTIM CELULOSE E PAPEL S.A.	ABN AMRO Bank N.V.
the Borrower

By:	By:

Name :	Name:
Title:	Title:

By:	By:

Name :	Name :
Title:

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